                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16a, 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the Month of March, 1999


 ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

CAMPUS TOWER
#300, 8625 - 112 STREET
EDMONTON, ALBERTA, CANADA  T6G 1K8
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     _X_       Form 40-F     ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ___       No            _X_

         On March 2, 1999, March 10, 1999 and March 17, 1999, AltaRex Corp. (the "Company") issued press releases announcing the following:

                  (i) MARCH 2 PRESS RELEASE. Announced that Biomira Inc. ("Biomira") commenced legal action against the Company relating to the ownership of one of the Company's patents.

                  (ii) MARCH 10 PRESS RELEASE. Announced the Company's financial results for the fourth quarter ended December 31, 1998.

                  (iii) MARCH 17 PRESS RELEASE. Announced that the Company filed a lawsuit against Biomira with regard to the Company's License and Asset Purchase Agreements with Biomira and that the Company has filed a preliminary prospectus with regulatory authorities in certain provinces of Canada relating to an offering of up to C$17 million of its common shares.

         A copy of each of the press releases and of the preliminary prospectus relating to the Company's offering have been attached to this Report as Exhibits.


                                INDEX TO EXHIBITS


EXHIBIT NO.                                     DESCRIPTION

99.1                                 Press Release dated March 2, 1999
99.2                                 Press Release dated March 10, 1999
99.3                                 Press Release dated March 17, 1999
99.4                                 Preliminary Prospectus dated March 16, 1999

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALTAREX CORP.

                                    By: /s/ Richard E. Bagley
                                        -------------------------------------

                                    Name: Richard E. Bagley

                                    Title: President and Chief Executive Officer

                                    Date: March 19, 1999